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                                                                    EXHIBIT 99.1

                                    [LOGO OF PRUDENTIAL SECURITIES APPEARS HERE]



September 7, 1995

Board of Directors
Reunion Resources Company
2801 Post Oak Boulevard
Houston, TX 77056

Dear Sirs:

     Reunion Resources Company, a Delaware corporation ("Reunion"), and Chatwins Holdings, Inc., ("Chatwins") a Delaware corporation, have entered into a Stock Purchase Agreement dated as of September 7, 1995 (the "Purchase Agreement") pursuant to which, among other things, Reunion will purchase all of the 601 issued and outstanding shares of common stock, par value $100 per share, and all of the 25,000 issued and outstanding shares of preferred stock, par value $100 per share, of Oneida Molded Plastics Corporation, ("Oneida") a New York corporation and a wholly-owned subsidiary of Chatwins, for approximately $3.1 million in cash. (The 601 issued and outstanding shares of common stock and the 25,000 issued and outstanding shares of preferred stock of Oneida are collectively referred to herein as the "Shares".) As of September 5, 1995, Oneida has (i) approximately $4.4 million in indebtedness to Congress Financial Corporation, which indebtedness is secured by substantially all of Oneida's assets; (ii) approximately $826,000 in indebtedness to other parties; and (iii) approximately $4.9 million in indebtedness to Chatwins. All of the indebtedness will remain outstanding following consummation of the transaction and Reunion is not assuming any obligation with respect to any of such indebtedness, except as provided in section 3.2 of the Purchase Agreement. After the purchase of the Shares by Reunion, Oneida will become a wholly-owned subsidiary of Reunion. The terms and conditions of the acquisition are more fully set forth in the Purchase Agreement.

     You have asked us to enter an opinion with respect to the fairness, from a financial point of view, of the consideration to be paid by Reunion for the Shares pursuant to the Purchase Agreement.

     In conducting our analysis and arriving at the opinion stated herein, we have reviewed such information and considered such financial data and other factors as we deemed appropriate under the circumstances, including but not limited to the following: (i) certain of Oneida's historical financial data and certain internal financial statements and other financial and operating data of Oneida prepared by the management of Oneida; (ii) Oneida's projections as to future financial performance; (iii) industry data relating to Oneida's business;
(iv) the financial terms of the Purchase Agreement as

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                                    [LOGO OF PRUDENTIAL SECURITIES APPEARS HERE]

Board of Directors
Reunion Resources Company
September 7, 1995
Page 2

compared to the financial terms of certain other transactions we deemed relevant; (v) publicly available information concerning certain other companies that we deemed comparable to Oneida and the trading history of the stock of each such company; (vi) the Purchase Agreement and certain related documents; and
(vii) such other factors as we deemed relevant to our opinion. We have met with the senior officers of Oneida to discuss its financial condition and prospects and such other matters as we deemed relevant. Our opinion is based on economic, financial and market conditions as they exist and can be evaluated on the date hereof.

     In connection with our review and analysis, we have relied upon the accuracy and completeness of the financial data and other information that was provided to us by Oneida or is publicly available, and have not independently verified any such information. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best current available estimates and judgments of Oneida's management as to the future financial performance of Oneida, including the maintenance of its relationships with significant customers at recent historical net sales levels. We have neither made nor obtained any independent appraisals of the properties or facilities of Oneida.

     We have also assumed that the Congress Financial Corporation indebtedness will be extended for one year from the date of closing which is expected to be no later than September 11, 1995, and that the transaction contemplated herein will not give rise to any acceleration of such indebtedness.

     It is understood that this letter is for the information of the Board of Directors of Reunion only and must not be used for any other purposes without our prior written consent.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be paid by Reunion pursuant to the Purchase Agreement is fair to Reunion from a financial point of view.

                                       Very truly yours,


                                       Prudential Securities Incorporated